Deloitte & Touche LLP
700, 850 - 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 403-264-2871
www.deloitte.ca

February 14, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

RE:         TransGlobe Energy Corporation (the “Company”)

We refer to the short form prospectus of the Company dated February 14, 2012 relating to the issue and sale of $85,000,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures of the Company (the “Prospectus”).

We consent to being named and to the use, through incorporation by reference in the Prospectus, of our report dated March 11, 2011 to the Board of Directors and shareholders of the Company on the following financial statements:

Consolidated balance sheets as at December 31, 2010 and 2009; and

Consolidated statements of income (loss) and retained earnings, comprehensive income (loss) and cash flows for the years ended December 31, 2010 and 2009.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants